FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of November 2002

National Bank of Greece S.A.
(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis
(Registrant) Apostolos Tamvakakis Deputy Governor

Date: 6th November, 2002

NATIONAL BANK OF GREECE

SECRETARIAT – BANK’S SHARES

     Please be advised that the Special Meetings of Bondholders held today did not resolved upon the issues of the relative agendas due to lack of quorum.

     The Repeat Special Meetings of Bondholders will be held at 2.00 pm and 2.30 pm respectively on Wednesday 20th November 2002 at the Bank’s Central Administration Building at Eolou 82-84, Athens.

As soon as the new agendas are released we will inform you accordingly.

Athens, 5th November 2002

NATIONAL BANK OF GREECE

SECRETARIAT – BANK’S SHARES

     Please be advised that the Extraordinary General Meeting of Shareholders held today, resolved upon and approved the proposal No 7 “on the compliance with the provisions of articles 3, 4 and 11 of law 3016/2002 and with article 19 of the Articles of Association, election of members of the Board of Directors and specification of the capacity of each Board member in accordance with said law’’.

The voting of the other proposals of the agenda was postponed due to lack of quorum.

The Repeat Extraordinary Meeting will be held at 12.00 on Wednesday, 20th November 2002 at the Bank’s Central Administration Building at Eolou 82-84, Athens.

As soon as the new agenda is released we will inform you accordingly.

Athens, 5th November 2002

NATIONAL BANK OF GREECE

PRESS RELEASE

At National Bank of Greece’s Extraordinary General Meeting of Shareholders, which was held today, the members of the Bank’s Board of Directors were re-elected for a three-year term expiring as at the Bank’s Ordinary General Meeting of 2005, and the capacity of each Board member was specified in accordance with Law 3016/2002 as executive, non-executive or independent non-executive.

Pursuant to the above, the composition of the Bank’s Board of Directors is as follows:

EXECUTIVE MEMBERS

Theodoros Karatzas Theodoros Pantalakis Andreas Vranas Apostolos Tamvakakis

NON-EXECUTIVE MEMBERS

H.E. the Metropolitan of Ioannina Theoklitos
Panagiotis Zarras
Dimitrios Daskalopoulos
Vassilios Konstantakopoulos
George Lanaras
Miltiadis Nektarios
John Panagopoulos
Dimitrios Papoulias
Vassilios Rapanos

INDEPENDENT NON-EXECUTIVE MEMBERS

Panagiotis Lambropoulos George Tsougiopoulos

The remaining items on the agenda were postponed for deliberation at the Repeat General Meeting of National Bank of Greece’s Shareholders, which is to be held on Wednesday, 20 November 2002 at the Bank’s new Central Administration building at Eolou 82-84, Athens.

Repeat General Meetings of the National Bank of Greece’s Bondholders shall also be convened on the said date, to resolve on the Bank’s merger with Banque Nationale de Grèce (France) and National Investment Bank for Industrial Development S.A. (ETEBA).

Athens, 5 November 2002

2

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S
REPEAT GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, 20 NOVEMBER 2002, AT 12:00

Pursuant to the provisions for Sociétés Anonymes (Cod. Law 2190/1920) and for dematerialized shares (Law 2396/96), and to the Bank’s Articles of Association (Article 11) and Board of Directors’ resolution dated 5 November 2002, the Shareholders of National Bank of Greece S.A., a banking Société Anonyme with its Head Office at Eolou 86, Athens, Greece, are invited to the Bank’s Extraordinary General Meeting to be held at 12:00 on Wednesday, 20 November 2002, at the Bank’s new Central Administration building at Eolou 82-84, Athens, with the following agenda:

1.	To resolve on the merger by absorption of Banque Nationale de Grèce (France) by National Bank of Greece, and to approve the related Draft Merger Agreement.

2.	To resolve on the merger by absorption of National Investment Bank for Industrial Development S.A. (ETEBA) by National Bank of Greece, and to approve the related Draft Merger Agreement.

3.	Cancellation of Banque Nationale de Grèce (France) and National Investment Bank for Industrial Development S.A. (ETEBA) shares held by National Bank of Greece, as a result of merger by absorption of Banque Nationale de Grèce (France) by National Bank of Greece and merger by absorption of National Investment Bank for Industrial Development S.A. (ETEBA) by National Bank of Greece.

4.	Increase, via capitalization of a part of the share premium account reserve, in National Bank of Greece’s share capital by EUR 8,970,930.68 so that the nominal value of the National Bank of Greece share following the merger by absorption of National Investment Bank for Industrial Development S.A. (ETEBA) by National Bank of Greece remains at EUR 4.5.

5.	To amend articles 4 and 39 of National Bank of Greece’s Articles of Association as a consequence of said mergers.

6.	To appoint National Bank of Greece representatives to sign the notary contracts regarding the merger by absorption of a) Banque Nationale de Grèce (France) by National Bank of Greece S.A. and b) the merger by absorption of National Investment Bank for Industrial Development S.A. by National Bank of Greece S.A., as well as the Declarations and any other documentation required for the completion of the mergers.

7.	Other announcements and issues.

Pursuant to the law and the Bank’s Articles of Association, Shareholders who wish to participate in the Extraordinary General Meeting in person or by proxy should proceed as follows:

1.	Shareholders of dematerialized shares not held in the Special Securities Account with the Central Securities Depository S.A. will have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders will subsequently submit the relevant certification issued by the Central Securities Depository S.A. and supplied to them by their Securities Account Operators to the Bank (Head Office and network Branches or the Shareholders Department in Athens at Eolou 93) at least five (5) days before the General Meeting (i.e. by 14 November 2002).

2.	Shareholders of dematerialized shares which are held with the Central Securities Depository S.A. in the Special Securities Account will have their shares blocked in all or in part directly through the Central Securities Depository, by written declaration; the relevant certification issued to the Shareholders by the above institution will subsequently have to be submitted by them to the Bank (Head Office and Branches or the Shareholders Department in Athens at Eolou 93) at least five (5) days before the General Meeting (i.e. by 14 November 2002).

3.	Shareholders of non-dematerialized shares or depository documents will have to deposit them with the Bank (Head Office and Branches), or with the Deposit and Loans Fund or with any banking corporation in Greece at least five (5) days before the General Meeting (i.e. by 14 November 2002). Shareholders abroad will deposit their shares with any local NBG Unit (Branch or Representative Office), as applicable, otherwise with any other accredited bank and ensure that the relevant share deposit receipts are submitted to the Bank by the above deadline.

Shareholders who are legal entities are further required to submit their legalization documents to the Bank, according to the law, within the same time limits as above, unless they have already been supplied to an NBG Unit, in which case they will only have to specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders wish to be represented by proxy, their representation documents will have to be submitted to the Bank by 14 November 2002 also.

     For their convenience, Shareholders who wish to participate in the General Meeting are also offered the option to authorize the Bank to block their shares on their behalf, in which case they are requested to contact the Shareholders Department (Tel.: +30 (0)103343414, -16, -24, -26, -27, -28 and -94, and Fax: +30 (0)103343410 and -49).

Athens, 5 November 2002 By order of the Board of Directors THE CHAIRMAN – GOVERNOR

THEODOROS B. KARATZAS

NATIONAL BANK OF GREECE

INVITATION TO THE
REPEAT SPECIAL MEETING OF BONDHOLDERS
TO BE HELD ON WEDNESDAY, 20 NOVEMBER 2002, AT 14:00

Pursuant to the Law and the Bank’s Articles of Association, and Board of Directors’ resolution dated 5 November 2002, the Bondholders of National Bank of Greece S.A., a banking Société Anonyme with its Head Office at Eolou 86, Athens, Greece, are invited to the Special Meeting to be held at 14:00 on Wednesday, 20 November 2002, at the Bank’s new Central Administration building at Eolou 82-84, Athens, with the following agendum:

Approval by the Bondholders of the Bank, in accordance with para. 4 of article 70 of Cod. Law 2190/1920, as amended, of the decision for a merger by absorption of Banque Nationale de Grèce (France) by National Bank of Greece S.A..

Pursuant to the law and the Bank’s Articles of Association, Bondholders who wish to participate in the Special Meeting in person or by proxy should possess at least one bond. Each bond carries one vote.

     Bondholders in possession of their bonds should deposit them at least five (5) days before the date of the Special Meeting (i.e. by 14 November 2002) with the Bank (Head Office and network Branches) or the Loans and Deposits Fund, or with any banking corporation in Greece. Bondholders abroad should deposit their bonds at a local branch or representative office of National Bank of Greece, where such exists, or with any other accredited bank, and ensure that the relevant bond deposit receipts are submitted to the Bank (Shareholders Department, Ground Floor, Eolou 93, Athens) by the above deadline.

     In the event that the bonds are already in the custody of National Bank of Greece, Bondholders wishing to participate in the Special Meeting should apply, via the Head Office or Branch network and supplying the relevant purchase/deposit receipt for such custody, for the Bank’s Cash and Custody Division to block said bonds.

     Bondholders who are legal entities are further required to submit their legalization documents to the Bank, according to the law, within the same time limit as above, unless they have already been supplied to an NBG Unit, in which case they will only have to specify in their proxy the NBG Unit with which their documents are held.

     In the event that Bondholders wish to be represented by proxy, their representation documents must be submitted to the Bank (Shareholders Subdivision, Secretariat Division) by 14 November 2002 also.

     For further information Bondholders can call the Shareholders Subdivision, Secretariat Division, on +30 (0)103343414, -16, -24, -26, -27, -28 and -94, or fax +30 (0)103343410 and -49, or the Cash and Custody Division on +30 (0)103342527, -223, or fax +30 (0)103342301.

Athens, 5 November 2002 By order of the Board of Directors THE CHAIRMAN – GOVERNOR

THEODOROS B. KARATZAS

NATIONAL BANK OF GREECE

INVITATION TO THE
REPEAT SPECIAL MEETING OF BONDHOLDERS
TO BE HELD ON WEDNESDAY, 20 NOVEMBER 2002, AT 14:30

Pursuant to the Law and the Bank’s Articles of Association, and Board of Directors’ resolution dated 5 November 2002, the Bondholders of National Bank of Greece S.A., a banking Société Anonyme with its Head Office at Eolou 86, Athens, Greece, are invited to the Special Meeting to be held at 14:30 on Wednesday, 20 November 2002, at the Bank’s new Central Administration building at Eolou 82-84, Athens, with the following agendum:

Approval by the Bondholders of the Bank, in accordance with para. 4 of article 70 of Cod. Law 2190/1920, as amended, of the decision for a merger by absorption of National Investment Bank for Industrial Development S.A. (ETEBA) by National Bank of Greece S.A..

Pursuant to the law and the Bank’s Articles of Association, Bondholders who wish to participate in the Special Meeting in person or by proxy should possess at least one bond. Each bond carries one vote.

     Bondholders in possession of their bonds should deposit them at least five (5) days before the date of the Special Meeting (i.e. by 14 November 2002) with the Bank (Head Office and network Branches) or the Loans and Deposits Fund, or with any banking corporation in Greece. Bondholders abroad should deposit their bonds at a local branch or representative office of National Bank of Greece, where such exists, or with any other accredited bank, and ensure that the relevant bond deposit receipts are submitted to the Bank (Shareholders Department, Ground Floor, Eolou 93, Athens) by the above deadline.

     In the event that the bonds are already in the custody of National Bank of Greece, Bondholders wishing to participate in the Special Meeting should apply, via the Head Office or Branch network and supplying the relevant purchase/deposit receipt for such custody, for the Bank’s Cash and Custody Division to block said bonds.

     Bondholders who are legal entities are further required to submit their legalization documents to the Bank, according to the law, within the same time limit as above, unless they have already been supplied to an NBG Unit, in which case they will only have to specify in their proxy the NBG Unit with which their documents are held.

     In the event that Bondholders wish to be represented by proxy, their representation documents must be submitted to the Bank (Shareholders Subdivision, Secretariat Division) by 14 November 2002 also.

     For further information Bondholders can call the Shareholders Subdivision, Secretariat Division, on +30 (0)103343414, -16, -24, -26, -27, -28 and -94, or fax +30 (0)103343410 and -49, or the Cash and Custody Division on +30 (0)103342527, -223, or fax +30 (0)103342301.

Athens, 5 November 2002 By order of the Board of Directors THE CHAIRMAN – GOVERNOR

THEODOROS B. KARATZAS